

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2025

David R. Melville, III
Chief Executive Officer
Business First Bancshares, Inc.
500 Laurel Street, Suite 101
Baton Rouge, LA 70801

> **Re: Business First Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 26, 2025**
> **File No. 333-289858**

Dear David R. Melville, III:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Beth Whitaker, Esq.